EXHIBIT 4.1

ZIX CORPORATION 2003 STOCK COMPENSATION PLAN

Section 1. Purpose

     The purpose of the Zix Corporation 2003 Stock Compensation Plan (hereinafter called the “Plan”) is to provide the flexibility to allow Zix Corporation (hereinafter called the “Company”) to use the Company’s common stock to pay salary, bonus, and commission compensation payable to participants in the Plan.

Section 2. Definitions

     “Board of Directors” shall mean the Board of Directors of the Company.

     “Code” shall mean the Internal Revenue Code of 1986, as amended from time-to-time.

     “Committee” shall mean a committee of the Board of Directors comprised of at least two directors or the entire Board of Directors, as the case may be. Members of the Committee shall be selected by the Board of Directors. To the extent necessary to comply with the requirements of Rule 16b-3, the Committee shall consist of two or more Non-employee Directors. Also, if the requirements of §162(m) of the Code are intended to be met, the Committee shall consist of two or more “outside directors” within the meaning of §162(m) of the Code.

     “Common Stock” shall mean the Common Stock of the Company, par value $.01 per share.

     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

     “Fair Market Value” shall mean the closing sale price (or average of the quoted closing bid and asked prices if there is no closing sale price reported) of the Common Stock on the date specified as reported by the Nasdaq National Market, or by the principal national stock exchange on which the Common Stock is then listed. If there is no reported price information for such date, the Fair Market Value will be determined by the reported price information for Common Stock on the day nearest preceding such date.

     “Non-employee Director” shall have the meaning given such term in Rule 16b-3.

     “Participant” shall mean the person to whom a Stock Grant is made under the Plan.

     “Stock Grant” shall mean grants of Common Stock under the Plan.

     “Subsidiary” shall mean any now existing or hereafter organized or acquired corporation or other entity of which fifty percent (50%) or more of the issued and outstanding voting stock or other economic interest is owned or controlled directly or indirectly by the Company or through one or more Subsidiaries of the Company.

     “Withheld Amounts” means all medical premiums, insurance premiums, 401(k) contributions, taxes, and other amounts that but for the Participant participating in the Plan would customarily be deducted from the cash salary, bonus, severance or commission compensation payable to the Participant.

Section 3. Administration

     The Plan shall be administered by the Committee. The Committee shall have sole and complete authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the operation of the Plan as it shall from time-to-time deem advisable, and to construe, interpret and administer the terms and provisions of the Plan and the agreements thereunder. The determinations and interpretations made by the Committee are final and conclusive.

Section 4. Eligibility

     All employees and former employees of the Company or any Subsidiary that may be designated from time-to-time by the Committee or Company management are eligible to participate in the Plan. However, participation in the Plan is voluntary and only those persons that agree to participate in the Plan will actually participate.

Section 5. Maximum Amount Available for Stock Grants

     The maximum number of shares of Common Stock in respect of which Stock Grants may be made under the Plan shall be a total of Six Hundred Thousand shares of Common Stock. Shares of Common Stock may be made available from the authorized but unissued shares of the Company or from shares reacquired by the Company, including shares purchased in the open market. In the event that our shares of common stock are changed by a stock dividend, split or combination of shares, or other similar change in our capitalization, a proportionate or equitable adjustment will be made in the number or kind of shares available for grant.

Section 6. Stock Grants

     Subject to the provisions of the Plan and subject to compliance with applicable securities and other laws, on the day that a salary, bonus, or commission compensation payment is to be paid to the Participant, the Company, at its discretion, shall grant to the Participant a number of shares of Common Stock having a Fair Market Value, measured as of the business day immediately preceding the day of the grant of the Common Stock, equal to 100% of the salary, bonus, or commission compensation payable to the Participant for the relevant period or situation. The Company may also, in its discretion, determine to grant an additional number of shares of Common Stock to mitigate the market risk Plan participants will be subject to and to cover brokerage commissions and other incidental expenses that might be incurred by Plan participants in connection with the sale of the Stock Grant shares. The Company shall not be required to issue any fractional shares. Stock Grants under the Plan will be rounded up to the nearest whole number.

     The Company will deposit the Stock Grant shares in a brokerage account in the name of the Participant. The Participants will control the decision of whether or not to sell the shares and the timing of such sales. The Participant will promptly pay to the Company or a Subsidiary, as applicable, all Withheld Amounts.

Section 7. General Provisions

     (a)  The Company and its Subsidiaries expressly reserve the right at any time to terminate the employment of any Participant free from any liability, or any claim under the Plan. Neither the Plan nor any Stock Grant is intended to confer upon any Participant any rights with respect to continuance of employment or other utilization of his or her services by the Company or by a Subsidiary, nor to interfere in any way with his or her right or that of his or her employer to terminate his or her employment or other services at any time (subject to the terms of any applicable contract).

     (b)  The validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Texas (without giving effect to its conflicts of laws rules) and, to the extent applicable, federal law.

     (c)  The Plan is effective on June 1, 2003. Grants may be made under the Plan at any time prior to May 30, 2008.

     (d)  The Company shall not be liable for damages due to a delay in the delivery or issuance of any stock for any reason whatsoever, including, but not limited to, a delay caused by listing, registration or qualification of the shares of Common Stock pertaining to any Stock Grant upon any securities exchange or under any federal or state law or the effecting or obtaining of any consent or approval of any governmental body.

     (e)  The Board of Directors may amend, abandon, suspend or terminate the Plan or any portion thereof at any time in such respects as it may deem advisable in its sole discretion, provided that no amendment shall be made without stockholder approval (including an increase in the maximum number of shares of Common Stock in respect of which Stock Grants may be made under the Plan) if such stockholder approval is necessary to comply with any tax or regulatory requirement or self regulatory organization rules (e.g., NYSE, NASD), including for these purposes any approval requirement that is a prerequisite for exemptive relief under Section 16(b) of the Exchange Act.

     IN WITNESS WHEREOF, the Company has caused the Plan to be executed on its behalf as of June 1, 2003.

ZIX CORPORATION

By:	/s/ Ronald A. Woessner

Title:	S.V.P.

Date:	June 1, 2003

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